Item 77D  Central Cash Management (a series of
Investors Cash Trust)

 Effective on or about May 1, 2016, the Fund will operate as a "government money market fund" as defined by the amendments to Rule 2a-7 under the Investment Company Act of 1940, as amended, that were adopted by the SEC in July of 2014 with final compliance dates ranging between July 2015 and October 2016. As currently structured, on the final compliance date for the Rule 2a7 amendments, the shareholders of the Fund would be required to buy and sell shares of the Fund based on a floating net asset value per share ("NAV") (i.e., the Fund would be unable to maintain a stable $1.00 NAV). In addition, the Fund would potentially be subject under certain circumstances to liquidity fees and redemption gates. As a government money market fund, the Fund will continue to be able to seek to maintain a stable $1.00 net asset value. (Although the Fund will seek to maintain a $1.00 NAV, there is no guarantee that the fund will be able to do so and if the NAV falls below $1.00, you would lose money). In addition, as a government money market fund, the Fund will not be required to implement liquidity fees and redemption gates. As defined in amended Rule 2a-7, a government money market fund is a fund that invests at least 99.5% of the Fund's total assets in cash, government securities, and/or repurchase agreements that are collateralized fully by cash items and government securities.

As a result, the following changes will be
implemented:
(i)	A revised investment objective, as follows:
"The fund seeks maximum current income to the extent consistent with stability of principal."

(ii)	The adoption of a principal investment
strategy to invest at least 99.5% of the Fund's total assets in cash, government securities, and/or repurchase agreements that are collateralized fully by cash items and government securities.

(iii)	Change the Fund's name to Central Cash
Management Government Fund.

(iv)	The adoption of a principal investment
strategy to invest at least 80% of net assets, plus the amount of any borrowings for investment purposes, in U.S. government securities and/or repurchase agreements that are collateralized by U.S. government securities.

(v)	A revised fundamental investment policy
relating to concentration such that the
Fund no longer reserves the freedom of
action to concentrate in obligations issued by domestic banks and U.S. branches of foreign banks provided such branch is subject to the same regulations as a domestic bank.